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                        EXHIBIT 1.1
                    Joint Press Release

FRIDAY APRIL 9, 6:01 AM EASTERN TIME

COMPANY PRESS RELEASE

RB RUBBER ENTERS INTO AGREEMENT FOR TENDER OFFER

MCMINNVILLE, Ore.--(BUSINESS WIRE)--April 9, 1999--RB Rubber Products, Inc. (Nasdaq:RBBR - news) an integrated tire recycler and producer of rubber mats and other molded products, today announced that it has entered into an agreement that provides for a tender offer to be made by Dash Multi-Corp, Inc., a private company based in St. Louis, Missouri.

Through its tender offer, Dash intends to purchase RB Rubber stock for $3.00 cash per share. The offer is contingent upon several factors, including Dash being able to purchase a minimum of 1,567,417 shares (approximately 70% of RB Rubber's outstanding shares). Dash has entered into agreements with RB Rubber's three largest shareholders who have agreed to tender a total of 935,540 shares to Dash pursuant to its offer.

"This alliance creates new business synergies as Dash is our primary supplier of bonding materials used in our mat-making process and has significant technical expertise that should improve our processes," said Ron Bogh, RB Rubber President, Chairman and CEO. "Dash also has greater financial resources, which will be important as we continue to grow and expand our company."

Marvin S. Wool, Dash's principal shareholder and Chief Executive
Officer, added, "RB Rubber has tremendous potential for future growth. We look forward to supporting their continued growth on an accelerated basis with our financial and business resources."

Other conditions of the offer require RB Rubber to maintain its public company standing and its listing on the Nasdaq Small-Cap Market.

The offer commences April 14, 1999 and expires on May 12, 1999.
Materials, including a letter of transmittal, will be mailed to all shareholders of RB Rubber explaining the tender offer in greater detail.

For 1998 RB Rubber reported revenues of $8.6 million, a 15% increase over 1997. Due to a one-time charge to earnings related to the Iowa Mat acquisition, the net loss for 1998 was $85,000, or $.04 per diluted share. Without the charge of $396,000, net income would have been $311,000 or $.14 per diluted share.

RB Rubber Products, Inc. is an integrated recycler and manufacturer that transforms scrap tires and rubber into high quality, durable rubber mats and other protective surfaces. Applications of the company's products include surfacing for agribusiness, sports and fitness facilities and other commercial and industrial uses. The company was founded in 1985 and went public in 1995.

Dash Multi-Corp, Inc. manufactures and markets plastic, vinyls and urethanes, carpet padding and backing, non-slip textiles and coated fabrics.

This news release contains forward-looking statements that involve a number of risks and uncertainties. Some of the factors that could cause actual results to differ materially include: ability to negotiate and execute business agreements, and unanticipated difficulties in integrating acquired technologies or businesses. Investors are directed to the company's filings with the Securities and Exchange Commission, including the company's 1998 10-KSB for additional information on the risks and uncertainties as well as other aspects of the company's business.



Contact:

     Len Cereghino & Co.
     Shannon Wilkinson, 503/421-4168